================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
================================================================================

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of The Securities Exchange Act of 1934

                              The Judge Group, Inc.
                       (Name of Subject Company (Issuer))

                              The Judge Group, Inc.
                        (Name of Filing Person (Offeror))

           Options to Purchase Common Stock, Par Value $.01 Per Share,
              under The Judge Group, Inc. 1996 Stock Option Plan.
                         (Title of Class of Securities)

                                   481271-10-4
                      (CUSIP Number of Class of Securities)

                                 Amy E. Feldman
                                 General Counsel
                              The Judge Group, Inc.
                            Two Bala Plaza, Suite 400
                              Bala Cynwyd, PA 19004
                                 (610) 667-7700

                                  with copy to:
                           James A. Lebovitz, Esquire
                          Stephen C. Costalas, Esquire
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)



                            Calculation of Filing Fee
--------------------------------------------------------------------------------

Transaction valuation*                          Amount of filing fee
--------------------------------------------------------------------------------

        $2,450,137.50                                  $490.03
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 656,250 shares of common stock of The Judge Group, Inc. having an aggregate value of $2,450,137.50 as of February 5, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes Option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:
Form or Registration No.:                    Date Filed:
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ / third party tender offer subject to Rule 14d-1.
/X/ issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. /__/

Item 1.  Summary Term Sheet.
The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 7, 2002 (the "Offer to Exchange"), attached hereto as Exhibit
(a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.
         (a) The name of the issuer is The Judge Group, Inc., a Pennsylvania corporation (the "Company"), and the address of its principal executive office is Two Bala Plaza, Suite 400, Bala Cynwyd, PA 19004. The Company's phone number is (610) 667-7700. The information set forth in the Offer to Exchange under
Section 9 ("Information Concerning The Judge Group, Inc.") is incorporated herein by reference.
         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options to purchase common stock having an exercise price equal to or greater than $2.10 per share currently outstanding under The Judge Group, Inc. 1996 Stock Option Plan (the "Plan") for new options to purchase shares of the Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form, attached hereto as Exhibits (a)(1) and (a)(2). The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options and Exercise Price; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.
         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.
         (a) The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction.
         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options and Exercise Price; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.
         (b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.
         (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Plan attached hereto as Exhibit (d)(1) and the forms of option agreement attached hereto as Exhibits
(d)(2) and (d)(3) contain information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals.
         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.
         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.
         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.
         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.
         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.
         (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.
         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.
         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.
         (a)  Not applicable.

Item 10. Financial Statements.
         (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning The Judge Group, Inc.") and Section 16 ("Additional Information"), and on pages 19 through 36 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and pages 1 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 is incorporated herein by reference.
         (b)  Not applicable.

Item 11. Additional Information.
         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.
         (b)  Not applicable.

Item 12. Exhibits
                                INDEX TO EXHIBITS

        Exhibit
        Number                                                Description

        (a)(1)       Offer to Exchange, dated February 7, 2002.

        (a)(2)       Form of Election Form.

        (a)(3)       Form of Withdrawal Form.

        (a)(4)       Form of e-mail letter to eligible option holders.

        (a)(5)       Form of letter to eligible option holders.

        (a)(6) The Judge Group, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on March 27, 2001, which is incorporated herein by reference.

        (a)(7) The Judge Group, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the SEC on November 13, 2001, which is incorporated herein by reference.

        (a)(8)       Form of Personnel Option Status Report.

        (a)(9)       Press Release issued by The Judge Group, Inc. on February
                     7, 2002.

        (a)(10) Form of e-mail to eligible option holders confirming receipt of Election Form.

        (d)(1) The Judge Group, Inc. 1996 Stock Option Plan, as amended and restated effective May 22, 2001, filed as Exhibit 10.6 to The Judge Group, Inc.'s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the SEC on August 10, 2001, which is incorporated herein by reference.

        (d)(2) Form of Option Agreement issued pursuant to The Judge Group Inc. 1996 Stock Option Plan.

        (d)(3) Form of Non-Qualified Option Agreement issued pursuant to The JudgeGroup Inc. 1996 Stock Option Plan.

Item 13. Information Required by Schedule 13E-3.
         (a)  Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


February 7, 2002                       THE JUDGE GROUP, INC.

                                       By:    /s/ Robert G. Alessandrini
                                              ----------------------------------
                                       Name:  Robert G. Alessandrini
                                       Title: Chief Financial Officer